

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 21, 2016

Mr. Jin Wai Min
Chief Financial Officer
Quintec, Corp.
26 Floor, One Harbour Square, 181, Hoi Bun Road,
Kwun Tong, Kowloon, Hong Kong

>        **Re:    Quintec, Corp.**
>               **Preliminary Information Statement on Schedule 14C**
>               **Filed December 3, 2015**
>               **File No. 333-195543**

Dear Mr. Jin:

   We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Lisa M. Kohl for

                                        Mara L. Ransom
                                        Assistant Director

Cc:    James Parsons, Esq.